Pac-West

Supplemental Financial and Operational Data
March 31, 2006

· Condensed Consolidated Statements of Operations and Balance Sheets
· Condensed Consolidated Statements of Cash Flows
· Select Financial Ratios
· Select Financial and Operational Metrics

The following supplemental financial and operational data is being provided for the convenience of our investors and to assist their understanding of our business and financial results. Certain prior period amounts have been reclassified to conform to current period presentations. The supplemental financial and operational data may contain data that is provided in, or derived from, our historical financial statements. Investors and others are encouraged to review such financial statements and notes thereto included in reports filed by us with the Securities and Exchange Commission to assist their understanding of such data. You should be advised, however, that we assume no obligation to update any such supplemental financial and operational data.

If we use any non-GAAP financial measure (as defined by the SEC in Regulation G) in any earnings conference call, or in any other company presentation, you will find a presentation of the most directly comparable GAAP financial measure, and a reconciliation of the differences between each non-GAAP financial measure used and the most directly comparable GAAP financial measure in this supplemental financial and operational data.

The supplemental and operational data may contain certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such data. These risks and uncertainties are described in our Annual Report on Form 10-K for the period ended December 31, 2005, as filed with the SEC on March 29, 2006, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers could negatively impact our business prospects; an increase in our network expenses: migration of our enterprise customer base to U.S. TelePacific Corp. occurring sooner than contemplated; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

Pac-West Telecomm, Inc.
Condensed Consolidated Statements of Operations
(In thousands except per share amounts)

	Three Months Ended March 31, (unaudited)	
	2006	**2005**
Revenues	$ 19,628	$ 28,131
Costs and expenses:		
Network expenses (exclusive of depreciation shown separately below)	9,000	10,566
Selling, general and administrative	13,582	14,673
Reimbursed transition expenses	(2,904)	-
Depreciation and amortization	2,832	3,750
Restructuring charges	15	384
Total operating expenses	22,525	29,373
Loss from operations	(2,897)	(1,242)
Interest expense, net	1,375	2,806
Other income, net	-	(21,896)
(Loss) income before income taxes	(4,272)	17,848
Income tax expense	-	509
Net (loss) income	$ (4,272)	$ 17,339
Basic weighted average number of shares outstanding	37,206	36,803
Diluted weighted average number of shares outstanding	37,206	38,889
Basic net (loss) income per share	$ (0.11)	$ 0.47
Diluted net (loss) income per share	$ (0.11)	$ 0.45

Condensed Consolidated Balance Sheets
(In thousands)

	Mar. 31, 2006 (unaudited)	Dec. 31, 2005
Cash, cash equivalents and short-term investments	$ 23,800	$ 26,681
Trade accounts receivable, net	7,936	7,806
Prepaid expenses and other current assets	4,105	4,299
Total current assets	35,841	38,786
Property and equipment, net	47,248	39,458
Other assets, net	913	1,079
Total assets	$ 84,002	$ 79,323
Accounts payable and accrued liabilities	$ 15,436	$ 12,931
Other current liabilities	11,478	9,563
Total current liabilities	26,914	22,494
Long-term debt	47,501	43,350
Other liabilities, net	430	242
Total liabilities	74,845	66,086
Stockholders' equity	9,157	13,237
Total liabilities and stockholders' equity	$ 84,002	$ 79,323

Pac-West Telecomm, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended (unaudited)	
	Mar. 31, 2006	Mar. 31, 2005
OPERATING ACTIVITIES:		
Net (loss) income	$ (4,272)	$ 17,339
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	2,832	3,750
Amortization of deferred financing costs	57	154
Stock-based compensation	146	48
Loss on extinguishment of debt	-	2,138
Gain on sale of enterprise customer base	-	(24,034)
Amortization of discount on notes payable	-	1,262
Other	61	122
Increase in accounts receivable	(130)	(7)
Decrease in receivable from transition agreement	18	-
Decrease in prepaid expenses and other current assets	335	493
Decrease in accounts payable and accrued liabilities	(2,148)	(1,516)
Decrease in accrued interest	(1,122)	(1,008)
Net cash used in operating activities	(4,223)	(1,259)
INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,801)	(1,600)
(Purchases) redemptions of short-term investments, net	(1,081)	207
Proceeds from sale of enterprise customer base		26,953
Returned deposits associated with the enterprise customer base sale	-	(3,500)
Other	-	50
Net cash (used in) provided by investing activities	(6,882)	22,110
FINANCING ACTIVITIES:		
Repayments of notes payable	(759)	(41,441)
Proceeds from borrowing under notes payable	7,972	-
Proceeds from issuance of common stock	3	21
Principal payments on capital leases	(116)	(100)
Net cash provided by (used) in financing activities	7,100	(41,520)
Net decrease in cash and cash equivalents	(4,005)	(20,669)
Cash and cash equivalents at beginning of period	26,681	32,265
Cash and cash equivalents at end of period	$ 22,676	$ 11,596
Supplemental Disclosure of Cash Flow Information:		
Non-cash Operating and Investing Activities		
Acquisitions of property and equipment purchased with accounts payable	$ 4,513	$ -
Non-cash Operating and Financing Activities		
Prepaid maintenance agreement financed by notes payable	$ 165	$ -
Non-cash Investing and Financing Activities:		
Equipment acquisitions on capital lease obligation	$ 254	$ -

Pac-West Telecomm, Inc.
Select Financial Ratios
Unaudited (1)
($ in millions)

	2005				2006
	Q1	**Q2**	**Q3**	**Q4**	**Q1**
Net Leverage Ratio					
Cash and short term investments	$21.9	$25.5	$24.0	$26.7	$23.8
Current Portion of Notes Payable & Capital Leases Payable	$2.8	$3.4	$3.5	$5.4	$8.6
Senior Notes Payable	36.1	36.1	36.1	36.1	36.1
Long-Term Portion of Notes Payable	3.0	3.8	3.0	7.3	11.4
Long-Term Capital Leases Payable	0.6	0.4	0.3	0.2	0.3
Total Debt	$42.5	$43.7	$42.9	$49.0	$56.4
Net Debt	**$20.6**	**$18.2**	**$18.9**	**$22.3**	**$32.6**
EBITDA					
Net (loss) income	$17.3	($2.3)	($0.1)	($6.3)	($4.3)
Interest expense, net	2.8	1.3	1.1	1.2	1.4
Income tax expense (benefit)	0.5	-	(0.1)	(0.2)	-
Depreciation and amortization	3.8	3.2	3.4	3.1	2.8
EBITDA (2)	$24.4	$2.2	$4.3	($2.2)	($0.1)
EBITDA Annualized	$97.6	$8.8	$17.2	($8.8)	($0.4)
Net Debt / EBITDA Annualized	**0.2**	**2.1**	**1.1**	**(2.5)**	**(81.5)**
Times Interest Earned Ratio					
EBITDA	$24.4	$2.2	$4.3	($2.2)	($0.1)
Interest expense	$3.0	$1.4	$1.3	$1.4	$1.6
Interest income	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)
Net Interest Expense (3)	$2.8	$1.3	$1.1	$1.2	$1.4
EBITDA / Net Interest Expense	**8.6**	**1.7**	**3.9**	**(1.8)**	**(0.1)**
Debt-to-Equity Ratio					
Total liabilities	$57.2	$60.6	$58.0	$66.1	$74.8
Shareholders' equity	$21.5	$19.5	$19.4	$13.2	$9.2
Total Liabilities / Shareholders' Equity	**2.7**	**3.1**	**3.0**	**5.0**	**8.1**
Operating Cash Flow (OCF) to Total Debt					
Operating cash flows	($1.3)	$3.8	$2.5	$2.4	($4.2)
Operating cash flow - trailing 12 months (ttm)	$14.9	$16.3	$15.5	$7.4	$4.5
Total debt	$42.5	$43.7	$42.9	$49.0	$56.4
Operating Cash Flow (ttm) / Total Debt	**0.4**	**0.4**	**0.4**	**0.2**	**0.1**

(1) For complete financials, related footnotes and business risks & uncertainties, please refer to the Company's SEC filings.
(2) EBITDA is defined as "earnings before interest expense, net; income taxes; and depreciation and amortization." Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe EBITDA is a common measure used by analysts and investors to evaluate our capacity to meet our obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information.
(3) Net of Interest Expense, Interest Income and Amortization of Deferred Financing Costs.

Pac-West Telecomm, Inc.
Select Financial & Operational Metrics
Unaudited (1)

	2005				2006
	Q1	**Q2**	**Q3**	**Q4**	**Q1**
Revenues by Type ($ millions) (2)					
Intercarrier Compensation	$10.0	$10.5	$12.0	$8.9	$9.3
Mature Products	17.3	10.7	9.3	8.5	8.6
Growth Products	0.8	0.7	1.1	1.2	1.7
Total Revenues	$28.1	$21.9	$22.4	$18.6	$19.6
Total Network Expenses ($ millions) (3)	$10.6	$9.7	$9.6	$9.8	$9.0
Network Expenses as a % of Revenues	38%	44%	43%	53%	46%
Total SG&A Expenses ($ millions)	$14.7	$12.4	$13.0	$14.1	$13.6
SG&A as a % of Revenues	52%	57%	58%	76%	69%
Total Reimbursed Transition Expenses		($2.8)	($4.5)	($3.3)	($2.9)
RTE as of % of Revenues		(13%)	(20%)	(18%)	(15%)
Net Income (Loss) ($ millions)	$17.3	($2.3)	($0.1)	($6.3)	($4.3)
EBITDA ($ millions)	$24.4	$2.2	$4.3	($2.2)	($0.1)
Total Employees (4)	250	248	273	296	305
Average Revenue per Employee ($ thousands)	$112.4	$88.3	$82.1	$62.8	$64.3
Average SG&A per Employee ($ thousands)	$58.7	$50.2	$47.6	$47.6	$44.6
Minutes of Use (Billions)					
Intercarrier Compensation	12.10	12.04	12.01	11.90	11.04
Mature Products	0.06	0.07	0.07	0.05	0.05
Growth Products	0.06	0.06	0.09	0.09	0.10
Total Minutes of Use	12.22	12.17	12.17	12.04	11.19
Total Revenue per Total Minutes of Use ($)	$0.002	$0.002	$0.002	$0.002	$0.002
Total Cash ($ millions) (5)	$21.9	$25.5	$24.0	$26.7	$23.8
Total Capital Additions ($ millions)	$1.6	$1.6	$3.3	$5.7	$10.6

(1) For complete financials, related footnotes and business risks & uncertainties, please refer to the Company's SEC filings.
(2) The following products are included in Mature Products: dial access services, collocation and all enterprise products. The following products are included in Growth Products: the Voice Source Suite (PSTN on Ramp, IFEX, and PSTN On Ramp with NDS and Driver's Seat), exchange advantage, and enhanced dial access.
(3) Does not include depreciation expense.
(4) Full-time equivalent employees as of the last business day of the quarter.
(5) Cash, cash equivalents and short-term investments.